Konik Capital Partners, LLC,

a division of T.R. Winston and Company

7 World Trade Center, 46th Floor

New York, NY 10007

April 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Rein Therapeutics, Inc.

Registration Statement on Form S-1

CIK 0001420565

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Thursday, April 30, 2026

Requested Time: 5:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the undersigned, as representative of the several underwriters of the proposed public offering of securities of Rein Therapeutics, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on April 30, 2026 or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KONIK CAPITAL PARTNERS, LLC,
A DIVISION OF T.R. WINSTON AND COMPANY

By:	/s/ Alden Carrere
Name:	Alden Carrere
Title:	Co-Founder